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                                        [Letterhead of]
                                    CRAVATH, SWAINE & MOORE











                                                                  August 2, 1996


                                 Agreement and Plan of Merger
                                 Dated as of August 2, 1996,
                             Among Bristol-Myers Squibb Company,
                           OTN Acquisition Sub Inc. and Axion Inc.


Dear Sirs:

               We have acted as counsel for Bristol-Myers Squibb Company, a Delaware corporation ("BMS"), and OTN Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of BMS ("BMS Sub"), in connection with the proposed merger (the "Merger") of BMS Sub with and into Axion Inc., a Delaware corporation (the "Company"), pursuant to an Agreement and Plan of Merger dated as of August 2, 1996 (the "Merger Agreement"), among BMS, BMS Sub and the Company, under which each issued and outstanding share of common stock of the Company (other than shares owned directly by BMS or the Company) will be exchanged solely for common stock of BMS.

               In that connection you have requested our opinion regarding certain Federal income tax consequences of the Merger. In providing our opinion, we have examined the Merger Agreement, the Form S-4 prepared by BMS and the Company (the "Form S-4") and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in accordance with the provisions of the Merger Agreement and the Form S-4, (ii) the statements concerning the Merger and the Contributions and the Distribution (as defined in the Merger Agreement) and related transactions set forth in the documents

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referred to in Section 3.01 of the Merger  Agreement  are accurate and complete,
(iii) the representations made to us by BMS and the Company in letters dated the date hereof and attached as Exhibits A and B hereto and the representations of certain stockholders of the Company in their respective letters to us in the form of Exhibit C hereto and delivered to us for purposes of this opinion (collectively, the "Representation Letters") are accurate and complete and will remain accurate and complete at all times up to and including the Effective Time (as defined in the Merger Agreement), (iv) any representations made in the Representation Letters therein "to the best of knowledge of" or similarly qualified are correct without such qualification and (v) as to all matters in which a person or entity has represented in any of the Representation Letters that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there is in fact no such plan, intention, understanding or agreement as of the date such representation is made and at all times up to and including the Effective Time of the Merger and such action will not be taken. If any of such assumptions are untrue, for any reason, our opinions as expressed below may be adversely affected and may not be relied upon.

               Based upon the foregoing, for Federal income tax purposes, we are of the opinion that:

               (i) the Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and BMS, BMS Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and

             (ii) no gain or loss will be recognized by BMS, BMS Sub or the Company in the Merger.

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               This opinion is being provided  solely for the benefit of BMS and
BMS Sub. No other person or party shall be entitled to rely on this opinion.


                                             Very truly yours,




Bristol-Myers Squibb Company




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